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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Allergan Specialty Therapeutics, Inc.

Title of Class of Securities: Class A Callable Common Stock, par value $.01 per share

CUSIP Number:  018494104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

Lourde John Constable, 5 Radnor Corp. Center, 100 Matsonford Rd.
      Suite #520, Radnor, Pennsylvania 19087 (610) 964-0750

     (Date of Event which Requires Filing of this Statement)

                        October 12, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 018494104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Lourde John Constable, d/b/a Constable Asset Management

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         149,800

8.  Shared Voting Power:

         326,200

9.  Sole Dispositive Power:

         149,800

10. Shared Dispositive Power:

         326,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         476,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         14.5%

14. Type of Reporting Person

         IN














































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CUSIP No.: 018494104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Constable Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         326,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         326,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         326,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         9.97%

14. Type of Reporting Person

         PN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Lourde John Constable and Constable Partners, L.P. (together, the "Reporting Persons") in the Class A Callable Common Stock, $.01 par value per share (the "Shares"), of Allergan Specialty Therapeutics, Inc. (the "Issuer") has increased from 13.0% and 8.4%, respectively, to 14.5% and 9.97%, respectively, of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Constable is deemed to beneficially own 476,000 Shares, of which the Partnership owns 326,200 Shares. The Shares deemed to be beneficially owned by Mr. Constable that are not held by the Partnership are held by either Constable Partners II, L.P. or the Offshore Fund. The Shares of the Issuer were purchased in open market transactions. The Shares deemed to be beneficially owned by Mr. Constable were purchased for an aggregate purchase price of $5,270,000, of which amount $3,959,500 represents the aggregate purchase price of the Shares owned by the Partnership. The funds for the purchase of the Shares held in the Partnership, Constable Partners II, L.P and the Offshore Fund came from each of those entity's working capital. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Mr. Constable is deemed to be the beneficial owner of 476,000 Shares, of which the Partnership is the owner of 326,200 Shares. Based on the Issuer's most recent filing on Form 10-Q, as of August 8, 1998 there were 3,272,690 Shares outstanding. Therefore, Mr. Constable is deemed to beneficially own 14.5%, of which the Partnership owns 9.97%, of the outstanding Shares. Mr. Constable has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is


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         deemed to beneficially own.  The Partnership has the
         shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it beneficially owns. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to October 12, 1998 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to
              October 12, 1998 through the date of this filing is filed herewith as Exhibit B.



























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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

                             CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                             _________________________________
                                 Lourde John Constable


October 16, 1998






























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02414001.AA7



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 16, 1998 relating to the Common Stock of Allergan

Specialty Therapeutics, Inc. shall be filed on behalf of the undersigned.


                               CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                             _________________________________
                                 Lourde John Constable


























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02414001.AA7



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS
                    _________________________

CONSTABLE PARTNERS:


  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________     _________________

10/12/98             50,000                    $9.0625








































02414001.AA7